UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) [ ]

___________________________

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

Not Applicable (State of incorporation if not a U.S. national bank)	95-3571558 (I.R.S. employer identification no.)
400 South Hope Street, Suite 400 Los Angeles, California (Address of principal executive offices)	90071 (Zip code)

___________________________

UNITED COMMUNITY BANKS, INC.
(Exact name of obligor as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	58-1807304 (I.R.S. employer identification no.)
125 Highway 515 East Blairsville, Georgia (Address of principal executive offices)	30512 (Zip code)

__________________________________________________

4.500% Fixed to Floating Rate Subordinated Notes due January 30, 2028

(Title of the indenture securities)

1.       General information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	400 7th Street SW, Suite 3E-218 Washington, D.C. 20219
Federal Reserve Bank of San Francisco	101 Market Street San Francisco, CA 94105
Federal Deposit Insurance Corporation	550 17th Street, N.W. Washington, D.C. 20429 3501 N. Fairfax Drive Arlington, VA 22226
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3-15.	Pursuant to General Instruction B of the Form T-1, no responses are included for Items 3-15 of this Form T-1 because, to the best of The Bank of New York Mellon Trust Company, N.A.’s knowledge, the obligor is not in default on any securities issued under indentures under which The Bank of New York Mellon Trust Company, N.A. acts as trustee and the trustee is not a foreign trustee as provided under Item 15.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.) (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.	A copy of the certificate of authority of the trustee to commence business (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.	A copy of the existing By-Laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-162713).

6.	The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.	A copy of the latest report of condition of the trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Los Angeles, and State of California, on the 18th day of January, 2018.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Karen Yu
Name:	Karen Yu
Title:	Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 400 South Hope Street, Suite 500, Los Angeles, CA 90071

At the close of business September 30, 2017, published in accordance with Federal regulatory authority instructions.

Dollar amounts
ASSETS	in thousands

Cash and balances due from
depository institutions:
Noninterest-bearing balances
and currency and coin	2,212
Interest-bearing balances	437,186
Securities:
Held-to-maturity securities	0
Available-for-sale securities	628,999
Federal funds sold and securities
purchased under agreements to resell:
Federal funds sold	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, held for investment	0
LESS: Allowance for loan and lease losses	0
Loans and leases held for investment, net of allowance	0
Trading assets	0
Premises and fixed assets (including capitalized leases)	10,964
Other real estate owned	0
Investments in unconsolidated
subsidiaries and associated companies	0
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill	856,313
Other intangible assets	30,965
Other assets	174,652
Total assets	$2,141,291

LIABILITIES

Deposits:
In domestic offices	685
Noninterest-bearing	685
Interest-bearing	0
Not applicable
Federal funds purchased and securities
sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	0
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	353,141
Total liabilities	353,826
Not applicable

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	1,123,073
Not available
Retained earnings	664,553
Accumulated other comprehensive income	-1,161
Other equity capital components	0
Not available
Total bank equity capital	1,787,465
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,787,465
Total liabilities and equity capital	$2,141,291

I, Matthew J. McNulty, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Matthew J. McNulty ) CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.
Antonio I. Portuondo, President ) William D. Lindelof, Director ) Directors (Trustees) Alphonse J. Briand, Director )